

May 22, 2013

<u>Via E-mail</u>
Mr. Tom Zapatinas
President
PreAxia Health Care Payment Systems Inc.
#207, 1410 – 11th Avenue S.W.
Calgary, Alberta T3C OM8

> **Re: PreAxia Health Care Payment Systems Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 22, 2013**
> **File No. 0-52365**

Dear Mr. Zapatinas:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Form 8-K Filed May 22, 2013</u>

1. We note that you dismissed Anderson Bradshaw PLLC, successor firm to Child, Van Wagoner & Bradshaw, PLLC on April 30, 2013 and engaged Patrick Rodgers CPA, PA on May 20, 2013. We also note that you filed two Forms 10-Q on May 17, 2013 which is during the period in which you did not have an auditor. We further note that you filed a Form 10-Q on May 20, 2013, the day your new auditor was engaged. Please tell us whether these Forms 10-Q were reviewed by an independent public accountant, and if so, who. If these Forms 10-Q were not reviewed by an independent public accountant, please file an Item 4.02 Form 8-K indicating that the financial statements contained in these Forms 10-Q should not be relied upon because they were not reviewed by an independent public accountant, and re-file these Forms 10-Q after the financial statements have been reviewed by an independent public accountant. Please be advised that prior to filing a Form 10-Q, interim financial statements must be reviewed by an independent public accountant using professional standards and procedures as established by GAAS. Refer to Rule 10-01(d) of Regulation S-X.

2. You indicate in the first and fourth paragraph that Child, Van Wagoner & Bradshaw, PLLC was dismissed by your company. However, you state in the third paragraph that your CEO accepted the resignation of your prior accountant. Please note that dismissing your former accountant and accepting the resignation of your former accountant are contradictory, as you cannot do both. As indicated in Item 304(a)(1)(i) of Regulation S-K, please revise your Form 8-K to consistently disclose whether your former accountant resigned, declined to stand for re-election, or was dismissed.

3. You state in the second paragraph that neither you nor anyone acting on your behalf hired New Firm in any capacity nor consulted with any member of that firm. Please confirm our assumption, if true, that "New Firm" refers to Patrick Rodgers CPA, PA.

4. You state in the fourth paragraph that there have been no disagreements or reportable events with your former accountant "other than has been reported and disclosed as required." Please note that Item 304 of Regulation S-K does not provide any exceptions to the disclosure of any disagreements or reportable events within this Form 8-K. Specifically, you must clearly state whether or not there were any disagreements or reportable events during your two most recent fiscal years and the subsequent interim period through the date of dismissal without any restrictions or limitations around your conclusion. Please revise your Form 8-K to comply with Item 304 of Regulation S-K in this regard.

5. When you amend your Form 8-K, please obtain an updated letter from your former accountant and file that letter as Exhibit 16 to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief